Exhibit 99.1

Date: News Release: Ticker Symbols:	August 20, 2026 26-30 TSXV: MOON; NASDAQ: BMM

Blue Moon Metals Secures Water Pollution Control Permit, Approval of Construction for the Tailings Storage Facility, and Posts Reclamation Bond Allowing Start of Construction at its Springer Tungsten Project

TORONTO, Ontario – August 20, 2026 – Blue Moon Metals Inc. ("Blue Moon" or the "Company") (TSXV: MOON; NASDAQ: BMM) is pleased to announce that the Nevada Division of Environmental Protection ("NDEP"), through its Bureau of Mining Regulation and Reclamation, has transferred the Water Pollution Control Permit ("WPCP") and the Reclamation permit for its Springer tungsten project ("Springer" or the "Project") in Pershing County, Nevada, into the Company's name, and that the Project's reclamation closure bond has been approved and posted. The WPCP and the Reclamation Permit are the principal state environmental authorizations for mine development in Nevada, governing the construction, operation, and closure of a mine's facilities. With the WPCP, Reclamation Permit and reclamation bond in place, the Company is authorized to commence construction activities at Springer, including refurbishment of the existing mill and activities authorized under those permits.

NOTICE OF CONSTRUCTION APPROVED FOR THE TAILINGS STORAGE FACILITY

The plans and specifications for the Project's tailings storage facility were previously approved by the Nevada State Engineer, and the facility as designed is authorized under the WPCP and Reclamation Permit. The Company completed a formal design review with an independent third-party engineering firm and, following direct engagement with the Nevada Division of Water Resources' (“NDWR”) Dam Safety Section, filed a Notice of Construction together with the technical review memorandum at the agency's direction. The Company received formal approval of the Notice of Construction on August 18, 2026, allowing construction of the tailings dam to begin on schedule.

Christian Kargl-Simard, CEO of Blue Moon, stated: “Since closing the purchase of Springer in February, our team has worked swiftly and diligently to advance the project. With these permits in hand, we are ready to start construction and on-track for a late 2027 startup, bringing tungsten production back to the United States. Springer will bring jobs and economic growth to Pershing County, reduce U.S. dependency on tungsten imports, and marks an important step in Blue Moon's growth as a critical minerals producer.”

Qualified Person

The technical and scientific information of this news release has also been reviewed and approved by Mr. Reza Ehsani, P.Eng., a Blue Moon Officer, and a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-silver-gold project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU lists of metals critical to the global economy and national security, and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners, LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

Date: News Release: Ticker Symbols:	August 20, 2026 26-30 TSXV: MOON; NASDAQ: BMM

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including the timing to production, capital costs, other required permits and the price of tungsten. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the Project and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.